DIS AG SHARE PURCHASE AGREEMENT

(English Language Summary)

On January 9, 2006, Adecco Germany Holding GmbH (“Adecco Germany”) and members of the Paulmann family entered into a purchase agreement for the acquisition by Adecco Germany of shares of the company DIS Deutscher Industrie Service Aktiengesellschaft (“DIS AG”) held by the Paulmann Family.

The agreement provides for the acquisition of 3,568,820 shares of DIS AG, representing approximately 29% of DIS AG’s voting rights.

The parties agreed on a final purchase price of EUR 54.50 per DIS AG share, representing an aggregate purchase price of approximately EUR 195 million.

The consummation of the purchase was subject to the condition precedent of merger control clearance by the competent competition authorities. These approvals were obtained on March 3, 2006 and the transaction closed on March 13, 2006.